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Cannabics.com

29th July, 2015

US Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Attn: Ms. Julie Marlowe

Re: Cannabics Pharmaceuticals Inc.

Form 10-K for the Fiscal Year Ended August 31, 2014

Filed December 15, 2014

File No. 000-52403

Dear Ms. Marlowe,

The Issuer is currently preparing its responses to your above-referenced Comments. Pursuant to our conference call with your staff as well as my separate conference call with the legal staff, we are attempting to definitively respond to your last comments inclusive of our draft 10-KA, which is encompassing more time than we had expected due to the technicality of some of the issues.

We would expect to have these responses and draft 10-KA presented to you by Monday 10th August. Should you have any questions or comments, please do contact me at any time. Thank you for your understanding in this matter.

Sincerely yours,

David E. Price, Esq.